SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Unaudited Condensed Consolidated Interim
Financial Statements under U.S. GAAP

GOL Linhas Aéreas Inteligentes S.A.

September 30, 2005 and December 31, 2004
with report of Independent Registered Public
Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Gol Linhas Aéreas Inteligentes S.A.

We have reviewed the condensed consolidated balance sheet of Gol Linhas Aéras Inteligentes S.A. and subsidiaries as of September 30, 2005 and the related condensed consolidated statements of income for the three-month and nine-month periods ended September 30, 2005 and 2004, the condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2005 and 2004 and the condensed consolidated statements of shareholders’ equity for the nine-month period ended September 30, 2005. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures to financial data, and making inquires of persons responsible to financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2004, and the related consolidated statements of income, cash flows and shareholders equity for the year then ended not presented herein, and in our report dated February 22, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson
Partner

São Paulo, Brazil
October 14, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of Brazilian Reais)

	September 30,	December 31,
	2005	2004

ASSETS	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	60,895	405,730
Short-term investments	772,731	443,361
Receivables, less allowance (2005 – R$ 4,719;
2004 – R$ 3,547)	515,779	386,370
Inventories	31,643	21,038
Recoverable taxes and current deferred tax	16,121	10,657
Prepaid expenses	26,375	34,184
Other current assets	5,046	3,389

Total current assets	1,428,590	1,304,729

PROPERTY AND EQUIPMENT
Pre-delivery deposits	319,396	43,447
Flight equipment	158,585	102,197
Other property and equipment	43,907	29,703

	521,888	175,347
Less accumulated depreciation	(66,808)	(43,989)

Property and equipment, net	455,080	131,358

OTHER ASSETS
Deposits for aircraft leasing contracts	20,037	22,884
Prepaid aircraft and engine maintenance	353,911	266,532
Other	9,231	8,781

Total other assets	383,179	298,197

TOTAL ASSETS	2,266,849	1,734,284

See accompanying notes to Condensed Consolidated Interim Financial Statements.

	September 30,	December 31,
	2005	2004

LIABILITIES AND SHAREHOLDERS’ EQUITY	(Unaudited)

CURRENT LIABILITIES
Accounts payable	34,988	36,436
Air traffic liability	193,726	159,891
Payroll and related charges	60,555	51,041
Operating leases payable	10,285	10,107
Short-term borrowings	66,678	118,349
Sales tax and landing fees	54,808	51,515
Insurance premium payable	-	24,060
Dividends payable	673	60,676
Other current liabilities	4,520	5,739

Total current liabilities	426,233	517,814

OTHER LIABILITIES
Long-term vendor payable	-	9,238
Deferred income taxes, net	69,737	44,493
Provisions for contingencies	12,008	10,351
Other liabilities	5,151	3,935

	86,896	68,017

Commitments and Contingencies

SHAREHOLDERS’ EQUITY
Preferred shares, Class A and Class B, no par value,
85,820,557 shares issued and outstanding at
September 30, 2005 (78,094,746 at December 31,
2004)	828,215	564,634
Common shares, no par value, 109,448,497 shares
authorized, issued and outstanding at September
30, 2005 and December 31, 2004	41,500	41,500
Additional paid in capital	49,733	49,305
Deferred compensation expenses	(5,877)	(10,059)
Appropriated retained earnings	18,352	18,352
Unappropriated retained earnings	827,372	484,721
Accumulated other comprehensive loss	(5,575)	-

Total shareholders’ equity	1,753,720	1,148,453

TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY	2,266,849	1,734,284

See accompanying notes to Condensed Consolidated Interim Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of Brazilian Reais, except per share amounts)

	Three-Months ended	September 30,	Nine-Months ended	September 30,
	2005	2004	2005	2004

NET OPERATING REVENUES
Passenger	665,374	497,757	1,755,046	1,286,411
Cargo and Other	31,284	19,477	92,939	49,441

Total net operating revenues	696,658	517,234	1,847,985	1,335,852

OPERATING EXPENSES
Salaries, wages and benefits	66,060	42,632	177,249	111,130
Aircraft fuel	208,711	123,978	547,499	314,614
Aircraft rent	62,135	49,429	176,394	146,102
Aircraft insurance	8,025	6,281	21,454	18,115
Sales and marketing	80,439	67,275	231,096	175,132
Landing fees	24,190	14,597	64,631	41,455
Aircraft and traffic servicing	25,869	14,692	63,240	47,424
Maintenance materials and repairs	5,951	12,944	30,246	32,684
Depreciation	8,523	5,463	23,601	14,775
Other operating expenses	23,532	17,920	67,129	44,008

Total operating expenses	513,435	355,211	1,402,539	945,439

OPERATING INCOME	183,223	162,023	445,446	390,413

OTHER INCOME (EXPENSE)
Interest expense	(8,812)	(4,814)	(19,257)	(9,137)
Capitalized interest	5,258	-	14,379	-
Exchange variation loss	(54)	-	(445)	-
Financial income	36,710	(10,525)	102,094	15,845
Other	(6,407)	-	(21,439)	-

INCOME BEFORE INCOME TAXES	209,918	146,684	520,778	397,121

Income taxes current	64,222	46,488	150,627	109,340
Income taxes deferred	7,506	3,296	27,500	26,996

NET INCOME	138,190	96,900	342,651	260,785

EARNINGS PER SHARE:
Earnings per share, basic	0.7077	0.5167	1.7850	1.4723
Earnings per share, diluted	0.7049	0.5144	1.7774	1.4655

See accompanying notes to Condensed Consolidated Interim Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands of Brazilian Reais)

	Nine months ended
	September 30,

	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	342,651	260,785
Adjustments to reconcile net income to net cash provided by
operating activities
Amortization of deferred compensation	4,610	8,047
Depreciation	23,601	14,775
Provision for doubtful accounts receivable	1,172	(245)
Deferred income taxes	27,500	26,996
Changes in operating assets and liabilities
Receivables	(130,581)	(86,016)
Inventories	(10,605)	(2,306)
Prepaid expenses, other assets and recoverable taxes	(2,490)	2,643
Accounts payable and long-term vendor payable	(10,686)	(11,276)
Deposits for aircraft and engine maintenance	(87,379)	(79,537)
Operating leases payable	178	307
Air traffic liability	33,835	(903)
Payroll and related charges	9,514	(8,387)
Sales tax and landing fees, insurance premium payable and
other liabilities	(15,911)	(2,339)

Net cash provided by operating activities	185,409	122,544

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits for aircraft leasing contracts	-	(2,372)
Acquisition of property and equipment	(71,374)	(29,649)
Pre-delivery deposits	(275,949)	(28,631)
Purchase of short-term securities	(329,370)	-

Net cash used in investing activities	(676,693)	(60,652)

CASH FLOWS FROM FINANCING ACTIVITIES
Short term borrowings, net	(51,671)	66,522
Issuance of preferred shares	258,123	459,305
Obligations with related parties	-	(270)
Dividends Paid	(60,003)	-

Net cash provided by financing activities	146,449	525,557

NET INCREASE IN CASH AND CASH EQUIVALENTS	(344,835)	587,449

Cash and cash equivalents at beginning of the period	405,730	146,291

Cash and cash equivalents at end of the period	60,895	733,740

Supplemental disclosure of cash flow information

Interest paid net of amount capitalized	8,924	9,136
Income tax paid	144,415	92,701

Disclosure of non cash transactions
Tax benefit contributed by shareholders	-	29,188

See accompanying notes to Condensed Consolidated Interim Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (UNAUDITED)
 (In thousands of Brazilian Reais, except for share information)

									Accumulated other comprehensive loss	Total
					Additional paid in capital
	Common Shares		Preferred Shares			Deferred compensation	Retained earnings

	Shares	Amount	Shares	Amount			Appropriated	Unappropriated

Balance at December 31, 2004	109,448,497	41,500	78,094,746	564,634	49,305	(10,059)	18,352	484,721	-	1,148,453
Insuance of preferred share on April 27, 2005	-	-	5,520,811	184,454	-	-	-	-	-	184,454
Insuance of preferred share on May 2, 2005	-	-	2,205,000	73,669	-	-	-	-	-	73,669
Deferred compensation	-	-	-	-	428	(428)	-	-	-	-
Deferred income taxes on issuance costs	-	-	-	5,458	-	-	-	-	-	5,458
Amortization of deferred compensation	-	-	-	-	-	4,610	-	-	-	4,610
Change in fair value of derivatives	-	-	-	-	-	-	-	-	(5,575)	(5,575)
Net income	-	-	-	-	-	-	-	342,651	-	342,651

Balance at September 30, 2005	109,448,497	41,500	85,820,557	828,215	49,733	(5,877)	18,352	827,372	(5,575)	1,753,720

						September
						30, 2005

Change in fair value of derivatives net of tax						(5,575)
Net income						342,651

Total comprehensive income						337,076

See accompanying notes to Condensed Consolidated Interim Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

1. Business Overview

GOL Linhas Aéreas Inteligentes S.A. (the Company or GLAI) is the parent company of GOL Transportes Aéreos S.A. (GOL), a low-fare, low-cost airline operating in Brazil providing frequent service on routes between all of Brazil’s major cities. GOL focuses on increasing the growth and profitability of its business by popularizing air travel and stimulating and meeting demand for simple, safe and affordable air travel in South America for both business and leisure passengers, while maintaining the lowest costs in the airline industry worldwide.

GOL commenced operations on January 15, 2001 and, as of September 30, 2005, had a fleet of 38 aircraft, consisting of 21 Boeing 737-700, 8 Boeing 737-800 Next Generation and 9 Boeing 737-300 aircraft. During the quarter ended September 30, 2005, the Company inaugurated 1 new destination – Boa Vista (RO) – increasing the number of cities served to 41 (September 30, 2004 – 33) and airports served to 43 (September 30, 2004 – 35), in Brazil and Argentina.

In January 2005, the Company obtained authorization by the Comissão de Estudos Relativos à Navegação Aérea (CERNAI) to operate regularly-scheduled flights from Brazil to Santa Cruz de La Sierra, Bolivia, which are expected to begin during the fourth quarter of 2005. In May 2005, the Company obtained authorization from the CERNAI to operate regularly-scheduled flights from Brazil to Asunción, Paraguay and Montevideo, Uruguay, which are expected to begin during the fourth quarter of 2005.

On April 28, 2005 the Company successfully completed a global public offering of preferred shares as further detailed in note 7.

The following table sets forth the ownership and percentages of the Company’s voting (common) and non-voting (preferred) shares as at September 30, 2005:

	Common	Preferred	Total

Aeropar Participações S.A.	100,00%	36,70%	72,18%
Comporte Participações S.A.	-	3,90%	1,72%
Public Market	-	59,40%	26,10%

	100,00%	100,00%	100,00%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

2. Basis of Presentation of the Condensed Consolidated Interim Financial Statements

These unaudited condensed consolidated interim financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”), using Brazilian Reais as functional and reporting currency. The average exchange rates for the third quarter of 2005 and 2004 were R$2.3434 and R$2.9783, respectively, per US dollar. The exchange rate at September 30, 2005 was R$ 2.2222 and R$ 2.6544 at December 31, 2004. The accounting principles adopted under USGAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements.

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments consisting of normal recurring nature, considered necessary for a fair presentation, have been included.

The results of the three and nine-month periods ended September 30, 2005 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2005. The balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2004.

For further information, refer to the consolidated financial statements for the year ended December 31, 2004 and footnotes thereto included in the Company’s financial statements filled with the SEC.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

3. Significant Accounting Policies

The more significant accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those adopted in the preparation of the audited consolidated financial statements as of December 31, 2004.

Cash and cash equivalents and short-term investments. The Company's short-term investment portfolio consists of traditional fixed maturities securities, which are readily convertible into cash and are primarily highly liquid in nature. Certain of the investments which have original maturities of 90 days or less, when purchased, are classified as cash and cash equivalents. Other short-term investments are classified as trading securities, as defined by the FASB Statement 115, "Accounting for Certain Investments in Debt and Equity Securities," and are carried at their fair values based upon the quoted market prices at period end. Accordingly, changes in values of such investments are included in interest income.

Advertising. Advertising costs, which are included in sales and marketing expenses, are expensed as incurred. Advertising expense for the nine-month period ended September 30, 2005 and 2004 amounted to R$ 19,626 and R$ 16,448 respectively.

Stock options. The Company currently expects to adopt SFAS 123R effective January 1, 2006. In addition, the Company has not yet determined the financial statement impact of adopting SFAS 123R for periods beyond 2005.

The following table illustrates the effect on net income and earnings per common and preferred share as if the fair value method to measure stock-based compensation had been applied as required under the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

3. Significant Accounting Policies (Continued)

	Nine months ended	September 30,

	2005	2004

Net income, as reported	342,651	260,785
Add: Stock-based employee compensation expense using intrinsic
value	4,610	8,047
Deduct: Stock-based employee compensation expense determined
under the fair value method	(4,713)	(10,083)

Pro forma net income	342,548	258,749

Earnings per common and preferred shares:

Basic as reported	1.7850	1.4723
Basic pro forma	1.7844	1.4608

Diluted as reported	1.7774	1.4655
Diluted pro forma	1.7769	1.4540

The fair value for these stock options was estimated at the date of grant using the Black Scholes option-pricing model assuming an expected dividend yield of 2%, expected volatility of approximately 39%, weighted average risk-free interest rate of 17%, and an expected average life of 1.5 years.

Derivative financial instruments. The Company accounts for derivative financial instruments utilizing Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities”, as amended. To help mitigate the Company’s overall foreign currency and fuel volatility risks, the Company primarily uses foreign exchange and fuel contracts. These instruments primarily consist of purchased call options, collar structures, and fixed-price swap agreements, and are accounted for as cash-flow hedges, as defined by SFAS 133. Since there is not a futures market for Brazilian jet fuel prices, the Company uses crude oil derivatives to hedge its exposure to the volatility of fuel prices. The Company believes there is strong correlation between crude oil and Brazilian jet fuel prices and measures the effectiveness of the hedging instruments in offsetting changes to those prices, as required by SFAS 133. The fair value of fuel derivative instruments, depending on the type of instrument, was determined by the use of present value methods or standard option value models with assumptions about commodity prices based on those observed in underlying markets. All changes in fair value that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying exchange exposure is realized and fuel is consumed. See Note 10 for further information on SFAS 133 and financial derivative instruments.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

3. Significant Accounting Policies (Continued)

Comprehensive Income. Comprehensive income includes changes in the fair values of derivatives instruments, which qualify for hedge accounting in accordance with SFAS 133.

4. Cash and Cash Equivalents and Short-Term Investments

	September 30,	December 31,
	2005	2004

Cash and cash equivalents
Cash on hand	9,232	7,275
Investments in local currency
Financial investment funds	2,538	32,482
Managed account	49,125	199,170
Bank Deposit Certificates – CDBs	-	140,233

	51,663	371,885
Investments in foreign currency
Financial Investment Funds and Public Securities	-	26,570

Total cash and cash equivalents	60,895	405,730

Short-term investments
Managed account	772,731	443,361

Total short-term investments	772,731	443,361

	833,626	849,091

The Company’s short-term investment in Bank Deposit Certificates (CDBs) has average earnings of approximately 1.45% per month, net of taxes, based on the CDI variation (Interbank Deposit Certificate), the redemption of which may occur at any time.

Investment funds have average earnings of approximately 1.50% per month, net of taxes. Earnings of the quotas redeemed in less than 30 days, before income tax levy, as from the investment date, are subject to Tax on Financial Operations (IOF).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

4. Cash and Cash Equivalents and Short-Term Investments (Continued)

The managed account offers daily liquidity. This managed account invests in other investment funds that adopt strategies with derivatives as an integral part of their investment policy. The breakdown of the managed account portfolio is as follows:

	September 30,	December 31,
	2005	2004

Cash and cash equivalent	49,125	199,170
Short-term investment
Bank Deposit Certificates – CDB	281,430	146,048
Public securities (LFT, LTN and LFTO)	491,301	286,930
Overnight	-	10,383

	772,731	443,361

Total	821,856	642,531

5. Receivables

Receivables are summarized as follows:

	September 30,	December 31,
	2005	2004

Credit cards net of commissions	449,099	348,306
Account holders – cargo and tickets	5,298	4,573
Travel agencies	58,440	33,013
Other	7,661	4,025

	520,498	389,917
Allowance for doubtful accounts	(4,719)	(3,547)

	515,779	386,370

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

6. Short-term Borrowings

At September 30, 2005, the Company had seven revolving lines of credit. One of the revolving lines of credit is secured by the Company’s credit card receivables and allows for borrowings of up to R$50,000. As of September 30, 2005, there were no outstanding borrowings under this facility. The remaining credit facilities allow for combined borrowings of up to R$ 261,000.

The outstanding amounts under the Company’s credit facilities as of September 30, 2005 and December 31, 2004 are as follows:

			Credit	September, 30	December 31,
Contract	Interest rate	Guarantee	Limit	2005	2004

Banco Safra	107 % do CDI	Promissory notes	140,000	60,268	91,507
Banco Santander	109 % do CDI	-	55,000	6,194	20,746
Unibanco	109% do CDI	Promissory notes	20,000	216	1,019
Unibanco	109% do CDI	-	30,000	-	-
Banco do Brasil	108 % do CDI	Promissory notes	2,000	-	5,077
Banco Bradesco	104% do CDI	Receivables (Visa)	50,000	-	-
Banco Bradesco	104% do CDI	Promissory notes	14,000	-	-

				66,678	118,349

7. Shareholders’ Equity

Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders in the aggregate of at least 25% of annual net distributable income determined in accordance with Brazilian corporation law. The dividends for the year ended December 31, 2004 was R$60,676 (R$26,503 in 2003). The proposed dividends were ratified for payment at the annual shareholders meeting held on April 11, 2005 and were fully paid during April 2005. Net income determined in accordance with accounting practices adopted in Brazil for the nine month period ended September 30, 2005 was R$ 277,213 (R$ 141,483 for the period ended September 30, 2004).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

8. Stock Option Plans

At shareholders meetings held on May 25 and December 9, 2004, the Company’s shareholders approved an executive stock option plan for key senior executive officers. On April 25, 2004, the Company issued to executive officers stock options to purchase up to 937,412 of its preferred shares at an exercise price of R$3.04 per share (determined based on the book value of GOL before the creation of GLAI). Fifty percent of the options vested on October 25, 2004, with the remaining 50% vesting at the end of each quarter ending subsequent to October 25, 2004, on a pro rata basis, through the second quarter of 2006. Each option will expire two years after the vesting date. The fair value of share at the date of the grant was R$24.50. In connection with the initial grant of preferred stock options, the Company recorded deferred stock compensation of R$20,117, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

On December 9, 2004, the Company’s shareholders approved a stock option plan for employees. Under this plan the stock options granted to employees cannot exceed 5% of total outstanding shares. Initially, 87,418 of the Company’s preferred shares have been reserved for issuance under this plan. On January 19, 2005, the Company issued stock options to 17 key employees to purchase up to 87,418 of its preferred shares at an exercise price of R$33.06 per share, (the volume weighted average price for the 60 previous trading days). The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$ 37.96. In connection with the initial grant of preferred stock options, the Company recorded deferred stock compensation of R$ 428, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

Transactions are summarized as follows:
	Stock	Weighted-Average
	Option	Exercise Price

Outstanding at December 31, 2004	937,412	3.04
Granted	87,418	33.06

Outstanding at September 30, 2005	1,024,830	19.05

Shares exercisable at December 31, 2004	468,706	3.04
Shares exercisable at September 30, 2005	683,530	3.04

The weighted-average fair values at the date of grant for options granted, as of December 31, 2004 and September 30, 2005, were R$ 21.27 and R$ 25.65, respectively, and were estimated using the Black Scholes option-pricing model assuming an expected dividend yield of 2%, expected volatility of approximately 39%, weighted average risk-free interest rate of 17%, and an expected average life of 1.5 years.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

9. Lease and Other Commitments

The Company leases all aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. At September, 2005, the Company leased 38 aircraft under operating leases (as compared to 27 aircraft at December 31, 2004), with initial lease term expiration dates ranging from 2006 to 2011.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at September 30, 2005 in thousands of US dollars were as follows:

		R$			US$

	Aircraft	Other	Total	Aircraft	Other	Total

2005	56,854	3,109	59,963	25,585	1,399	26,984
2006	223,182	10,991	234,173	100,433	4,946	105,379
2007	212,186	9,927	222,113	95,485	4,467	99,952
2008	145,512	8,276	153,788	65,481	3,724	69,205
2009	104,273	4,329	108,602	46,923	1,948	48,871
After 2009	56,634	2,138	58,772	25,486	962	26,448

Total minimum
Lease payments	798,641	38,770	837,411	359,393	17,446	376,839

In the third quarter of 2005, the Company received four new Boeing 737-300 aircraft according to contracts signed during the previous quarter.

The Company has a purchase contract with Boeing for 101 Boeing 737-800 Next Generation aircraft, under which the Company has 60 firm orders and 41 purchase options. The firm orders have an approximate value of R$ 9,506 million based on the aircraft list price (corresponding to approximately US$ 4,278 million).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

9. Lease and Other Commitments (Continued)

	Expected Firm Order	In thousands of	Translation into
	Deliveries	Brazilian Reais	thousands of US$

2005	-	196,309	88,340
2006	11	1,569,869	706,448
2007	13	1,910,339	859,661
2008	8	1,201,850	540,838
2009	6	939,986	422,998
2010	8	1,301,620	585,735
2011	7	1,172,037	527,422
2012	7	1,214,235	546,411

Total	60	9,506,245	4,277,853

As of September 30, 2005 the Company has made deposits in the amount of R$ 269,664 (US$ 121,350 million) related to the orders described above. The Company makes payments for aircraft acquisition utilizing the proceeds from equity financings, cash flow from operations, short-term credit lines and supplier financing.

The estimated future annual payments for the 101 aircraft, including both firm orders and options, based on the aircraft list price, at September 30, 2005, and calculated at the quarter-end exchange rate, is as follows:

	In thousands of	Translation into
	Brazilian Reais	thousands of US$

2005	327,681	147,458
2006	2,642,589	1,189,177
2007	3,215,710	1,447,084
2008	2,023,098	910,403
2009	1,582,298	712,041
2010	2,191,043	985,979
2011	1,972,911	887,819
2012	2,043,944	919,784

Total	15,999,274	7,199,745

The Company has the option to finance up to 85% of the value of purchased aircraft with long-term financing guaranteed by the U.S. Exim Bank.

The Company has a non-cancelable agreement for the use of the Open Skies system for selling tickets. This agreement expires in 2014, and can be extended at the Company’s option. The total future payment under this agreement is dependent upon the number of passengers transported and has a minimum annual payment of R$ 327. In the three-month period ended September 30, 2005, the amount paid related to the use of the Open Skies was R$ 4,191 (R$ 4,885 in September 30, 2004).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

10. Financial Instruments and Concentration of Risk

At September 30, 2005 and December 31, 2004, the Company’s primary monetary assets were cash equivalents, short-term investments and assets related to aircraft leasing operations. The Company’s primary monetary liabilities are related to aircraft leasing operations. All monetary assets other than those related to aircraft leasing operations included in the balance sheet are stated at amounts that approximate their fair values.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. The Company maintains cash deposits with highly-rated financial institutions. Credit risk on accounts receivable relates to amounts receivable from the major international credit card companies and travel agencies. These receivables are short-term and the majority of them settle within 30 days.

The Company’s revenue is generated in Brazilian reais (and a small portion in Argentine pesos from flights between Argentina and Brazil), however its liabilities, particularly those related to aircraft leasing, are US dollar-denominated. The Company’s currency exchange exposure at September 30, 2005 is as set forth below:

	September 30,	December 31,
	2005	2004

Assets
Cash and cash equivalents	(4,576)	(27,020)
Guarantee deposits on aircraft leasing contracts	(26,716)	(33,559)
Prepaid expenses of leasing	(12,113)	(9,885)
Advances to suppliers	(32,228)	(5,984)

Total obligation in U.S. dollars	(75,633)	(76,448)
Liabilities
Foreign suppliers	4,643	8,218
Leasing payable	12,508	14,044
Insurance premium payable	-	24,060
Other	-	2,600

	17,151	48,922

Exchange exposure	(58,482)	(27,526)

Exchange exposure in thousands of U.S. dollars	(26,317)	(10,369)

Off-balance sheet transactions exposure
Operating Leases for all remaining	837,411	759,304
Aircraft commitments	9,506,245	2,997,000

Total exchange exposure	10,285,174	3,728,778

Total exchange exposure in thousands of U.S.	4,628,375	1,404,754
dollars

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

10. Financial Instruments and Concentration of Risk (Continued)

a) Fuel

The Company is exposed to the effect of changes in the price and availability of aircraft fuel. To manage these risks, the Company enters into crude oil option and swap agreements. Prices for crude oil are highly correlated to Brazilian jet fuel, making crude oil derivatives effective at offsetting jet fuel prices to provide short-term protection against a sharp increase in average fuel price. The Company accounts for its fuel hedge derivative instruments as cash flow hedges under SFAS 133. The change in fair value of the Company's financial derivative instruments at September 30, 2005, related to contracts to buy up to 180,000 barrels of crude oil in the nominal amount of approximately US$ 12.4 million, with longest remaining term of one month, was a net liability of approximately R$ 1.0 million, which was classified in “other current liabilities” in the Balance Sheet.

Due to the volatility in markets for crude oil and crude oil related products, the Company is unable to predict the amount of ineffectiveness each period, which may result in increased volatility in the Company's results. During the three months ended September 30, 2005, the Company recognized approximately R$ 4.0 million gain recorded in operating expense related to fuel derivative contracts in accordance with SFAS 133.

b) Exchange rates

The Company is exposed to the effect of changes in the USD exchange rate. Exchange exposure relates to amounts payable arising from USD-denominated and USD-linked expenses and payments. To manage these risks, the Company uses USD options and futures contracts. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under SFAS 133. The change in the fair value of the Company's financial derivative instruments at September 30, 2005, related to option and future contracts of U.S. dollar currency in the nominal amount of US$ 19.3 million, with a longest remaining term of nine months, was a net reduction of current assets of R$ 4.6 million (equivalent to US$ 2.1 million) classified in “other current assets.”

During the three months ended September 30, 2005, R$ 1.7 million in exchange rate hedging activities were recorded as other expense in accordance with SFAS 133.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

11. Income Taxes

a) Deferred income taxes

The deferred income taxes computation is summarized as follows:

	September 30,		December 31,
	2005		2004

Deferred tax assets
Deferred tax benefit contributed by shareholders	R$	20,918	R$	25,296
Contingencies		4,710		3,519
Allowance for doubtful accounts		1,605		2,943
Preferred shares issuance costs		12,869		11,589
Temporary differences		8,920		244

Total deferred tax assets		49,022		43,591
Deferred tax liabilities
Property and equipment		-		(1,093)
Maintenance deposits		(118,059)		(86,991)
Others		(700)		-

Total deferred tax liabilities		(118,759)		(88,084)

Net deferred tax liabilities	R$	(69,737)	R$	(44,493)

b) Income statement

The following current and deferred income taxes amounts were recorded in the statement of operations:

	Nine-month ended September 30,
	2005		2004

Current	R$	150,627	R$	109,340
Deferred expense		27,500		26,996

	R$	178,127	R$	136,336

The reconciliation of the reported income tax and social contribution and the amount determined by applying the composite fiscal rate at September 30, 2005 and September 30, 2004, is as follows:

	Nine-month ended September 30,
	2005		2004

Income before income taxes	R$	520,778	R$	397,121
Nominal composite rate		34%		34%

Income tax by the nominal rate		177,064		135,021
Other permanent differences		1,063		1,315

Income taxes expense	R$	178,127	R$	136,336

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

12. Earnings per Share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. However, our preferred shares are entitled to receive distributions of their paid-in amount in a liquidation prior to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. Preferred shares are excluded during any loss period. The diluted preferred shares are computed including the effects of executive employee stock options calculated using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

	Three-month ended September 30,		Nine-month ended September 30,

	2005	2004	2005	2004

Numerator
Net income applicable to common and
preferred shareholders for basic and
diluted earnings per share	138,190	96,900	342,651	260,785

Denominator
Weighted-average shares outstanding
for basic earnings per share	195,269,054	187,543,243	191,966,211	177,126,576
Effective of dilutive securities:
Executive stock options	781,363	826,268	814,413	826,268
Adjusted weighted-average shares
outstanding and assumed exercise for
diluted earnings per shares	196,050,417	188,369,511	192,780,624	177,952,844

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.